Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

May 22, 2015

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated May 8, 2015. In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Notes to Consolidated Financial Statements
4. Fair Value, page F-20

1.
Your discussion on page F-21 of how valuations for your level 2 fixed maturities are derived appears to be vague.  Please provide us, for each “class” (refer to comment two) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement.  Refer to ASC 820-10-5—2bbb.

Response:

The Company will enhance and expand its fair value disclosures in future filings by including the following lead-in before the fair value tables:

“Generally Accepted Accounting Principles (“GAAP”) guidance regarding fair value measurements address how companies should measure fair value when they are required to use fair value measures for recognition or disclosure purposes under GAAP and provides a common definition of fair value to be used throughout GAAP.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants at the measurement date.  In addition, it establishes a three-level valuation hierarchy for the disclosure of fair value measurements.  The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability.  The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement, with Level 1 being the highest priority and Level 3 being the lowest priority.

The levels in the hierarchy are defined as follows:

Level 1:  Inputs to the valuation methodology are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in an active market;

Level 2:  Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company’s fixed maturity and equity securities are primarily managed by third party investment asset managers.  The investment asset managers obtain prices from nationally recognized independent pricing services.   These services seek to utilize market data and observations in their evaluation process.  They use pricing applications that vary by asset class and incorporate available market information and when fixed maturity securities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  In addition, they use model processes, such as the Option Adjusted Spread model to develop prepayment and interest rate scenarios for securities that have prepayment features.

In limited instances where prices are not provided by pricing services or in rare instances when a manager may not agree with the pricing service, price quotes on a non-binding basis are obtained from investment brokers.  The investment asset managers do not make any changes to prices received from either the pricing services or the investment brokers.  In addition, the investment asset managers have procedures in place to review the reasonableness of the prices from the service providers and may request verification of the prices.  In addition, the Company continually performs analytical reviews of price changes and tests the prices on a random basis to an independent pricing source.  No material variances were noted during these price validation procedures.  In limited situations, where financial markets are inactive or illiquid, the Company may use its own assumptions about future cash flows and risk-adjusted discount rates to determine fair value.  The Company made no such adjustments at December 31, 20XX and 20XX.

The Company internally manages a small public equity portfolio which had a fair value at December 31, 20XX and December 31, 20XX of $XXX,XXX thousand and $XXX,XXX thousand, respectively, and all prices were obtained from publically published sources.

Equity securities denominated in U.S. currency with quoted prices in active markets for identical assets are categorized as level 1 since the quoted prices are directly observable.  Equity securities traded on foreign exchanges are categorized as level 2 due to the added input of a foreign exchange conversion rate to determine fair or market value.  The Company uses foreign currency exchange rates published by nationally recognized sources.

All categories of fixed maturity securities listed in the tables below are generally categorized as level 2, since a particular security may not have traded but the pricing services are able to use valuation models with observable market inputs such as interest rate yield curves and prices for similar fixed maturity securities in terms of issuer, maturity and seniority.  For foreign government securities and foreign corporate securities, the fair values provided by the third party pricing services in local currencies, and where applicable, are converted to U.S. dollars using currency exchange rates from nationally recognized sources.

The fixed maturities with fair values categorized as level 3 result when prices are not available from the nationally recognized pricing services.  The asset managers will then obtain non-binding price quotes for the securities from brokers. The single broker quotes are provided by market makers or broker-dealers who are recognized as market participants in the markets in which they are providing the quotes.  The prices received from brokers are reviewed for reasonableness by the third party asset managers and the Company.  If the broker quotes are for foreign denominated securities, the quotes are converted to U.S. dollars using currency exchange rates from nationally recognized sources.  Historically, most of the level 3 fixed maturities have resulted from new issuances and the third party prices services have not yet included the issuance in their data base.  Generally, in subsequent measurement periods, the issuances will be included in the data base and the fair value will transfer to level 2.

The composition and valuation inputs for the presented fixed maturities categories are as follows:

•
U.S. Treasury securities and obligations of U.S. government agencies and corporations are primarily comprised of U.S. Treasury bonds and the fair value is based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields;

•
Obligations of U.S. states and political subdivisions are comprised of state and municipal bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;

•
Corporate securities are primarily comprised of U.S. corporate and public utility bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;

•
Asset-backed and mortgage-backed securities fair values are based on observable inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields and cash flow models using observable inputs such as prepayment speeds, collateral performance and default spreads;

•
Foreign government securities are comprised of global non-U.S. sovereign bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source;

•
Foreign corporate securities are comprised of global non-U.S. corporate bond issuances and the fair values are based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source.

The Company’s liability for equity index put options is categorized as level 3 since there is no active market for these seven long dated equity put options.  The fair values for these options are calculated by the Company using an industry accepted pricing model, Black-Scholes.  The model inputs and assumptions are: risk free interest rates, equity market indexes values, volatilities and dividend yields and duration.  The model results are then adjusted for the Company’s credit default swap rate.  All of these inputs and assumptions are updated quarterly.  One of the option contacts is in British Pound Sterling so the fair value for this contract is converted to U.S. dollars using an exchange rate from a nationally recognized source.

The Company sold these seven equity index put option contracts, based on two indices, in 2001 and 2005, which remain outstanding.  The Company sold these equity index put options as insurance products with the intent of achieving a profit.  These equity index put option contracts meet the definition of a derivative under FASB guidance and the Company’s position in these equity index put option contracts is unhedged.  Accordingly, these equity index put option contracts are carried at fair value in the consolidated balance sheets with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss).

The Company sold six equity index put option contracts, based on the Standard & Poor’s 500 (“S&P 500”) index, for total consideration, net of commissions, of $22,530 thousand.  At December 31, 20XX, fair value for these equity index put option contracts was $XX,XXX thousand.  Based on historical index volatilities and trends and the December 31, 20XX S&P 500 index value, the Company estimates the probability that each equity index put option contract of the S&P 500 index falling below the strike price on the exercise date to be less than XX%.  The theoretical maximum payouts under these six equity index put option contracts would occur if on each of the exercise dates the S&P 500 index value were zero.  At December 31, 20XX, the present value of these theoretical maximum payouts using a X% discount factor was $XXX,XXX thousand.  Conversely, if the contracts had all expired on December 31, 20XX, with the S&P index at $X,XXX.XX, there would have been no settlement amount.

The Company sold one equity index put option contract based on the FTSE 100 index for total consideration, net of commissions, of $6,706 thousand.  At December 31, 20XX, the fair value for this equity index put option contract was $X,XXX thousand.  Based on historical index volatilities and trends and the December 31, 20XX FTSE 100 index value, the Company estimates the probability that the equity index put option contract of the FTSE 100 index will fall below the strike price on the exercise date to be less than XX%.  The theoretical maximum payout under the equity index put option contract would occur if on the exercise date the FTSE 100 index value was zero.  At December 31, 20XX, the present value of the theoretical maximum payout using a X% discount factor and current exchange rate was $XX,XXX thousand.  Conversely, if the contract had expired on December 31, 20XX, with the FTSE index at ₤X,XXX.XX, there would have been no settlement amount.

The following table presents the fair value measurement levels for all assets and liabilities, which the Company has recorded at fair value (fair and market value) as of the periods indicated:”

2.
 Refer to your disclosure of fixed maturity securities herein and in Note 2.  It is unclear to us why further disaggregation of your fixed maturity securities is not warranted.  Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by “major security types” and “classes”.  In this regard, please tell us why you did not further disaggregate corporate securities, agency residential, foreign government securities and foreign corporate securities.

Response:

The Company developed its disclosures in Note 2 to comply with the reporting requirements set forth in ASC 944-320-50 and ASC 942-320-50; Investments—Debt and Equity Securities.  The investment categories in Note 2, page F-13 are consistent with the security types detailed in ASC 942-320-50-2.  In addition, the maturity tables reflected on page F-14 are consistent with the requirements referenced in ASC 942-320-50-3. The Company also considered whether any further break down of the investment categories; such as by geographical concentration, credit quality or by additional business sectors would provide further significant meaningful information concerning the investment portfolio.  The Company determined that there are no significant sub-categories of the presented investments categories that would provide additional meaningful information.

The guidance under sections ASC 320-10-50-1B and ASC 820-10-50-2B to determine the appropriate level of breakout of asset and liabilities focuses on the nature, characteristics and risks of the asset or liability, as well as, the level of the fair value hierarchy within which the fair value measurement is categorized.  Particular emphasis is placed on assets or liabilities with a level 3 fair value hierarchy because those measurements have a high degree of uncertainty and subjectivity.

Based on this criteria in conjunction with the composition of the investment portfolio, the Company does not believe a further breakout of the investments into additional classes is necessary.  At December 31, 2014, only 0.12% of the entire fixed maturities portfolio was reflected under the level 3 hierarchy, with all other fixed maturities reflected under level 2.  Furthermore, as reflected in Note 2. Investments, the total gross unrealized losses in the fixed maturity portfolio was only 1.2% and the largest gross unrealized loss to fair value by investment category was only 1.8% for the foreign government securities.  Within each presented category of investments, the general characteristics and riskiness of the investments are not significantly different.  Even though the corporate securities, agency residential, foreign government securities and foreign corporate securities categories are larger than the other categories, any further breakout of the securities would not provide an investor with any significant additional valuable information.

If disparities as to characteristics and risk arise within the presented categories in the future, the Company would provide a further breakout of the securities.

Please let me know if you require any additional information.

Sincerely,

/S/ CRAIG HOWIE
Craig Howie